U. S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                             FORM 10

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
Under Section 12(b) of (g) of the Securities and Exchange Act of
                              1934.

                    INTEGRATED CARBONICS CORP
         (Name of Small Business Issuer in its charter)


Nevada                                       43-163270
(State or other jurisdiction of              (I.R.S. Employer
incorporation or organization)
Identification No.)

1600 E. Desert Inn Rd. Suite 102             89108
(Address of principal executive offices)     (Zip Code)

Issuer's telephone number, ( 604)-682-8445

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class               Name of each exchange on which
to be so registered               each class is to be registered



None


</Table
>

Securities to be registered pursuant to Section 12(g) of the Act:


             Common
           (Title of
             Class)

ITEM 1.   BUSINESS

(a)  General Development of Business


Registrant was incorporated in the State of Delaware in February 1993 under the name of PLR, Inc. On September 22, 1997, PLR, Inc. entered into an agreement with Da-Jung Resource Corp. to acquire Da-Jung's rights to pursuant to a "Cooperative Joint Venture Agreement" with the Heilongjiang Bureau of Geology and Mineral Resources, to explore for copper and gold in the Wandashan Mineralization Zone in Heilongjiang Province, People's Republic of China. The Registrant changed its name to Integrated Carbonics Corp. on October 3, 1997 and redomiciled to the State of Nevada on October 30, 1996 by merging a Delaware company of the same name share for share. On October 31, 1996, a Special meeting of the Shareholders of the Corporation was held wherein the Shareholders approved a reverse stock split of 100:1 reducing the number of outstanding shares to 255,000 shares of common stock.

On October 7, 1997, the Registrant entered into an agreement with Da-Jung Resource Corp. to acquire all of it rights and obligations in an "Agreement on Establishment of a Sino Foreign Equity Joint Venture" with Jixi Liumao Graphite Mine of Heilongjiang Province, People's Republic of China. Consideration for this Agreement was 6,000,000 of the Registrant's post split common shares plus $200,000. This Agreement allows for the construction and operation of value added graphite processing plants.

On November 10, 1997, the Registrant entered into a Sino Foreign Equity Joint Venture with the Liumao Graphite Group of Heilongjiang Province, People's Republic of China to form a Joint Venture Agreement is to enhance economic cooperation and technical exchange to endeavor to construct and operate graphite processing plants that will produce high purity graphite, expandable graphite, ultra-high purity graphite and graphite sheet . As an 80% equity partner, the Registrant is required to contribute 80% of the capital required for construction which is estimated to be $28 million. The Registrant will obtain an 80% share of the profits over a 30 year period. Under the terms of this Joint Venture Agreement, the Registrant will also contribute technical direction and management of the joint venture.
The Registrant carries no financial obligations until a business license for the joint venture company has been issued in China. The issuance of the business license is contingent upon the acceptance of the Registrants economic feasibility study by the Chinese regulatory authorities.

Following issuance of the business license, the Registrant will be obligated to deposit with the joint venture company
$2,100,000 within 6 months. To meet its contingent obligations, the Registrant intends to complete additional private placement financing and finance its share of construction costs for the plant facilities should the feasibility study render the project as viable.

(copies of the agreement referenced above may be viewed in Exhibit "10")

The Registrant has no holdings other than those described herein.

(b)  Financial Information About Industry Segments
The Registrant is, at present, a development stage company with no revenues currently generated from operations.

(c)  Narrative Description of Business

The Registrant is an 80% equity partner in a Sino Foreign Equity Joint Venture with the Liumao Graphite Group of Heilongjian Province, People's Republic of China contingent upon the Registrant's completion of its capitalization requirements and the securing of a business license to be issued in China to operate the joint venture. The Registrant will contribute capital, technology assistance, marketing assistance and hands on management to the Joint Venture. The purpose of the Joint Venture is to construct and operate value added graphite processing plants at the site of the Liumao Graphite Mine near Jixi, China. The Registrant is and will continue to be involved in the marketing, and subsequently, the sale of the processed graphite products. The Registrant currently has three full time employees and relies on its senior management, directors, independent consultants and professional support services in the United States, Canada and China.

NOTE: The Registrant has, and will continue to have a right to enter into a "Cooperative Joint Venture" with the Heilongjiang Bureau of Geology and Mineral Resources.
However, the Registrant considers this right as a secondary interest to its graphite processing joint venture.

ITEM 2.   FINANCIAL INFORMATION

The Registrants financial data presented below has been derived from the Audited Financial Statements of PLR, Inc.
(the Registrants predecessor) and Integrated Carbonics Corp.
(Nevada Corporation).

                 INTEGRATED CARBONICS CORP.
                    (Formerly PLR, Inc.)
                A development stage Company)
                  Statements of Operations
                Year ended December 31, 1997

                1997       1996      1995     1994      February 23, 1993
                                                        (inception) to
                                                        December 31, 1993
EXPENSES
                $74        $61       $61      $61       $ 51
Amortization
General and     25,551     800        -        -        2,695
administration
Interest and    87          -         -        -         -
bank charges

Transfer agent  7,394       -         -        -         -
and filing fees
                 4,123      -         -        -         -
Rent
                37,229     861       61       61        2,746
                $(37,229)  $(861)    $(61)    $(61)     $(2,746)
NET LOSS
NET LOSS PER    $(0.06)    $(0.01)   $(0.00)  $(0.00)   $(0.01)
SHARE BASIC AND
DILUTED
AVERAGE NUMBER  665,000    105,000   105,000  105,000   105,000
OF SHARES OF
COMMON STOCK
OUTSTANDING

              Management Discussion & Analysis

                 1.   Results of Operations

During the year, the Company remained a development stage company, having not yet commenced a revenue stream.


The  Company experienced a net loss of $37,229  for  the  12 months ended December, 1997 compared with a net loss of $861 for the corresponding 12-month period last year.


These losses were created principally from general and administrative expenses comprised of $9,621 in advertising and promotion expenses, $7,394 in transfer agent and filing fees, $9,701 in professional fees, $4,123 in rent, and $6390 in office and miscellaneous charges.


On October 7, 1997 the Company entered into an agreement with Da-Jung Resource Corp. to acquire 100% of its rights and obligations pursuant to and "Agreement on Establishment of a Sino Foreign Equity Joint Venture" with Jixi Liumao Graphite Mine, of Heilongjian, Province, the Peoples Republic of China. Consideration for this agreement was 6,000,000 shares of the Company's post split common stock, plus $200,000.


On November 10, 1997, the Company entered into a formal agreement with the Liumao Graphite Mine to form a joint venture company named ICC Liumao Graphite Products, Ltd. The purpose of the joint venture company is to establish value added graphite processing facilities at the Liumao Mine in China to produce high purity graphite, expandable graphite, graphite sheet or other graphite products.


The total investment of the Company in the joint venture company shall be 80% of anticipated joint venture construction costs of $28 million and it will obtain an 80% share of the profits over a thirty year period. The joint venture company is in the process of applying for regulatory approval, including a business license, in the Peoples Republic of China.


The Liumao Graphite Mine is the largest producer of flake graphite in China and is one of the largest suppliers of graphite in the world. The mine has been in operation since 1936 and has graphite reserves of 350 million tons grading approximately 13% graphite. The anticipated mine life is 100 years and annual production can be up to 40,000 tons of graphite. The joint venture agreement call for the production of 5,000 tons of value added graphite annually.


The investment in the graphite processing joint venture is valued at the cost to acquire the rights to enter into the joint venture plus out of pocket legal and other costs incurred by the company to negotiate the formal joint venture agreement. No capital investment in the joint venture has been made to date.


On September 22, 1997, the Company entered into an agreement with Da-Jung Resource Corp., a company controlled by certain directors of the Company, to acquire 100% of its interest in the Yuejinshan-Sianfengbei mineral property, in the Wandashan mineralization zone of Heilongjiang Province, the Peoples Republic of China in exchange for 15,000,000 shares of the Company's common stock valued at $0.01 per share.

2.   Liquidity and Capital Resources

The  company  had $46,476 in cash and prepaid expenses,  and
$171,922  in  current  liabilities  at  December  31,   1997
compared  with no cash and $800 of liabilities  in  December
31, 1996.


At year end, the Company had a Regulation 504 Offering underway which offered subscriptions for 2,300,000 units at $0.01 per unit consisting of one common share and one warrant exercisable at $0.22 per share for six months. At December 31, 1997, $91,000 had been raised, of which $54,000 was paid for by shares issued, and $37,000 was subscriptions received.


Subsequent to year end, the entire offering was fully subscribed thereby raising a total of $230,000 for use in developing the Company's Joint Venture Project and for general operating purposes.


Upon exercises of all warrants attached to units of this offering a further $759,000 would be raised. These funds are intended to cover both operating costs and the costs of completing a bankable feasibility study for the construction of the Company's expandable graphite facility.


The Company carries no financial obligations until a business license for the joint venture company has been issued in China. The issuance of this license is contingent upon the completion and acceptance by Chinese regulatory authorities of our economic feasibility study.


The Company carries no financial obligations until a business license for the joint venture company has been issued in China. The issuance of this license is contingent upon the completion and acceptance by Chinese regulatory authorities of our economic feasibility study.


Following issuance of the business license, the Company will be obligated to deposit with the Joint Venture Company
$2,100,000 within 6 months. These funds are to be utilized in the construction of the plant facility.


The Company intends to complete additional private placement financing within the coming year to meet its currently contingent obligations to the joint venture and finance its share of construction cost for the plant facility, should be feasibility study render the project as viable.


ITEM 3.   PROPERTIES

Registrant maintains offices at the following locations:

1.   1600 East Desert Inn Road, Suite 102
  Las Vegas, NV  89109

2.   750 West Pender Street, Suite 804
  Vancouver, British Columbia V6C-2T8

3.   (Liaison Office)
  Suite 202, #1 Unit, #4 Building
  Yue he hu tong, Jian guo meng
  People's Republic of China

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

(a)       Security Ownership of Certain Beneficial Owners

Title of    Name & Address of Beneficial Owner    Amount &    Percent of
Class                                             Nature of   Class
                                                  Beneficial
                                                  Owner

            Da-Jung Resource Corp.                6,150,000   66.45%
            P.O. Box 71 Road Town
            Tortolla, BVI

Note: Messrs. Fawcett, Aiello, Hoegler and Dorffi each own a 25% equity interest of Da-Jung
         Resources Corp. and, as such, may be
         considered as beneficial owners of
         Registrant's shares issued to Da-Jung
         Resource Corp.  The breakdown of their
         share positions is the sum of each
         individuals pro-rata interest in the shares issued to Da-Jung Resource Corp. plus common shares purchased by certain of the individuals pursuant to Registrant's 504
         Offering Memorandum dated December 8, 1997

Common      James Dade Fawcett                    1,557,500   16.8%
            14A Nathan Tower
            618 Nathen Road
            Kowloon, Hong Kong

Common      Robert Hoegler                        1,557,500   16.8%
            Suite 604
            7040 Granville Ave.
            Richmond, BC V6Y 3W5

Common      Mario Aiello                          1,557,500   16.8%
            3648 Mathers Ave.
            West Vancouver, BC
            V7V 2K8

Common      Edwin Dorffi                          1,537,500   16.6%
            1917 W. 4th Ave.
            Vancouver, BC V6J 1M7

Common      H. Frank Foster                       20,000      0.002%
            3932 Sharon Place
            West Vancouver, BC
            V6J 1M7

Totals                                            6,230,000   67.3%


            *Mr. Dorffi did not purchase common
            shares pursuant to Registrant's
            Offering Memorandum.  **Mr. Foster
            has no beneficial interest in Da-Jung
            Resource Corp.

(b)  Security Ownership of Management

Title of   Name & Address           Amount & Nature of    Percent of
Class      Beneficial Owner         Beneficial Ownership  Class
Common     James Dade Fawcett                   1,557,500          16.8%
           14A Nathan Tower
           618 Nathan Road
           Kowloon, Hong Kong
Common     Robert Hoegler                       1,557,500          16.8%
           Suite 604
           7040 Granville Ave.
           Richmond, BC  V6Y-3W5
Common     Mario Aiello                          1557,500          16.8%
           3648 Mathers Ave.
           West Vancouver, BC
           V7V-2K8
           Edwin Dorffi                         1,537,500          16.6%
Common     1917 W. 4th Ave.
           Vancouver, BC
           V6J-1M7
Common     H. Frank Foster                         20,000        00.002%
           3932 Sharon Place West
           Vancouver, BC
           V7V-4T6
Totals                                          6,230,000          67.3%

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS


Board of Directors and Senior Management


Directors

Name                  Position
James Dade Fawcett    President
H. Frank Foster       Executive Vice President/CFO
Mario C. Aiello       Vice President, Business Development
Robert S. Tyson       Vice President, Corporate
                      Communications/Secretary
Robert Hoegler        Treasurer
Other senior
management:
Edwin C. Dorffi       Engineering Advisor
Yihong Zhan           Technical Advisor

Management Profiles


Mr. James Dade-Fawcett, President and Director

Mr. Dade is a successful entrepreneur with eight years of experience in developing private-sector infrastructure and resource projects in the Peoples Republic of China ranging between US $30 million and $50 million in value. He possesses a strong administrative and project development background having been a principle of several Hong Kong based infrastructure and resource companies. Mr. Fawcett is currently the Managing Director of Kaison HK Limited and has been a principal of Power Gen Investment Co. in Hong Kong since 1993.


H. Frank Foster, B.Sc., MBA - Executive Vice President,
Chief Financial Officer and Director

Mr. Foster has had an extensive career in the resource and financial sectors. As a member of founding management, he was Executive Vice President and CFO of Orenda Forest Products a successful forest products company listed on the Toronto Stock Exchange. Mr. Foster oversaw the development of Orenda's $550 million pulp and paper mill project to the stage of construction readiness. He also has experience in the mining industry having worked with one of Canada's largest consulting engineering firms and corporate banking experience with on of Canada's major banks. Mr. Foster's principal occupation from 1987 to June 1997 was as Executive Vice President and Chief Financial
Officer of Orenda Forest Productions Ltd. Of Vancouver, BC Canada and its subsidiary, Sound Energy Development Company. He is also currently a director of Western Logic Resources, a Vancouver Stock Exchange listed company headquartered in Calgary, Alberta and the sole director of FR Ventures, a private company offering business consulting services.

Mario C. Aiello - Vice President, Business Development and
Director
Mr. Aiello has more than 15 years experience as an advisor and consultant in the corporate and financial markets. In a consulting capacity, he has successfully developed financial and administrative programs for clients in a variety of market segments ranging from high-tech to natural resources. These include clients currently operating in China. He has been directly responsible for financing many of these companies and for securing share-listing status for more than 30 of them, both on U. S. and Canadian exchanges. He is currently President and Director of MCA Equities Ltd. As he has been for the past 15 years. Mr. Aiello was also a director of Consolidated Nu-Media (now Pan Asia Resources Inc.) from 1989 to 1997 and Power Stick Manufacturing Inc. from 1996 to present.

Robert S. Tyson - Vice President, Corporate Communications,
Secretary and Director

Mr. Tyson is an experienced administrator specializing in the development of emerging public companies. Over the past 11 years, he has been both a senior manager and consultant with emerging companies in the manufacturing and high-tech sectors. He bring to the Company considerable administrative, financial and corporate communications experience along with extensive practical experience in negotiating and implementing Sino-Foreign Joint Ventures and offshore manufacturing and marketing contract. Mr. Tyson is also a director of Advanced Pultrusion Technologies Ltd., A Canadian-based manufacturing company and Eisport Products, Inc., a Florida based marketing and distribution firm. Mr. Tyson's principal occupation for the past five years was as President of Silent Communication Inc. (1992-present) and President of Advanced Pultrusion Technologies Ltd. (1996-present). Both companies are headquartered in Vancouver, Canada. In addition, from 1992 to 1995, Mr. Tyson was president of Watson Bell Communications, Inc., a communications technology company listed on the Vancouver Stock Exchange. (Now Cosworth Ventures Inc.)

Mr. Robert Hoegler - Treasurer and Director

Mr. Hoegler is an investment consultant advising both public and private companies on investment structures and investor relations strategies for the past 15 years. His clients range from high-tech to resource based companies, including a company currently operating in China. Mr. Hoegler is a Director of MCA Equities Ltd., a consulting company providing advice to public companies in both Canada and the U.S. He is also a director on Alexa Ventures, a successful Canadian Manufacturing company, Eisport Products, Inc., a Florida based marketing and distribution firm, and , Advanced Pultrusion Technologies Ltd., a Canadian base manufacturing company. Mr. Hoegler's occupation for the past five years is as director of MCA Equities Ltd.

Edwin C. Dorffi - Engineering Advisor
Mr. Dorffi has a technical background in Applied Science and Engineering and has been active in the field of project engineering for the past 20 years. His most recent experience has particular emphasis on business development in the People's Republic of China over the past six years. Mr. Dorffi has been a business and technical advisor to various companies and has held executive positions in both public and private sector enterprises.

Yihong Zhan, M.Sc. - Technical Advisor
Ms. Zhan is currently a Ph.D. candidate in the Department of Mining and Mineral Process Engineering at the University of British Columbia. Ms. Zhan's previous experience includes working as a chemical engineer with Xiamen Photographic Materials Ltd. and as a project engineer with the Potash Corporation of Saskatchewan and Canment Canada. She has also worked with Cominco Ltd. and as a consultant to a number of mining interest in China.
Mr. Foster and Ms. Zhan are full time employees of the Registrant. All other management are not consider employees on the basis that no cash compensation or benefits are currently paid.
NOTE: REGISTRANT'S CORPORATE ORGANIZATIONAL CHART IS AVAILABLE ON PAGE 2-5 OF THE BUSINESS PLAN ATTACHED.

ITEM 6.   EXECUTIVE COMPENSATION
No executive officer of Registrant has cash compensation exceeding $60,000. The executive officers as a group had compensation of $0 during the past fiscal year. All officers, directors and employees are reimbursed for all out of pocket expenses associated with corporate functions. There is currently no compensation paid to directors for attending meeting of the Board of Directors.
All director and senior management identified in ITEM 5 with the exception of Yihong Zhan received an option to purchase 250,000 shares of Registrant's common stock at a price of $2.00 per share expiring on January 13, 2001. Ms. Zhan received an option to purchase 100,000 shares of Registrant's common stock at a price of $2.00 per share expiring on January 13, 2001. The $2.00 option price was determined as approximating the trading average of the Registrant's shares on the 5 trading days immediately proceeding January 13, 1998.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
On September 22, 1997, the Registrant entered into an agreement with Da-Jung Resource Corp., a company controlled by certain directors of the Registrant, to acquire 100% of its interest in the Yuejinshan-Siangfenbei mineral property in the Wandashan Mineralization Zone of Heilongjian Province, the People's Republic of China in exchange for 15,000,000 shares of the Registrant' stock valued at $0.01 per share. Furthermore, the Registrant entered into an agreement with Da-Jung Resource Corp. on October 7, 1997 to acquire 100% of its rights and obligations pursuant to an "Agreement on Establishment of Sino Equity Joint Venture" with Jixi Liumao Graphite Mine of Heilongjian Province, Peoples Republic of China. Consideration for this agreement was 6,000,000 post split common shares of the Registrant's stock plus $200,000. Messrs. Fawcett, Dorffi, Aiello and Hoegler each own a 25% equity interest in Da-Jung Resource Corp.
FR Ventures, a personal holding company whose sole director is Frank Foster, was paid a total of $10,641.00 in consulting fees during the past fiscal year prior to Mr. Foster joining the Company.
Registrant sub-leases certain office space and pays monthly administrative consulting fees to MCA Equities Ltd., a company whose principles include Mario Aiello and Robert Hoegler.

ITEM 8.   LEGAL PROCEEDINGS
There are no current or pending legal proceedings.

ITEM 9.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS.
Registrant's common stock is traded in the over-the-counter market in the United States. The high and low bid for each quarterly period for the most recent fiscal years is as follow:

Quarter  High    Low      Close     Volume      Trade
Q1 1997  1.125   0.5      0.59375   1,033,400   128
Q2 1997  0.8     0.15625  0.24      3,205,700   395
Q3 1997  0.4     0.02     0.0225    24,272,878  1057
Q4 1997  3.125   0.0025   1.5       8,784,066   384
Q1 1998  2.375   1.375    1.6       105,628     91
Summary  3.125   0.0025   1.6       37,401,672  2055

The source of the above quotation is Trading and Market
Service, The NASDAQ Stock Market, Inc. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.
There are 39 record owners of Registrant's stock.
The Registrant has no record of paying a cash dividend and has no present intention of doing so.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES
Registrant has sold 2,300,000 units pursuant to exemptions from registration provided by Section 3(b) Regulation D and Rule 504 promulgated thereunder at a price of $0.10 per unit. Each unit consists of 1 common share and 1 share purchase warrant. The aggregate price per unit is $0.215 per unit. The units were subscribed for cash of $230,000 and March 25, 1998, an additional $231,000 was received on exercise of related warrants. In addition, Registrant has issued the equivalent of 6,150,000 restricted common shares pursuant to agreement described in ITEM 1 and ITEM 7 above.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
REGISTERED.

The securities to be registered are one mil, $0.001, par value common equity stock. The shares are non-assessable, without pre-emptive rights and non-cumulative voting.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

     The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

     Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.


ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

                 INTEGRATED CARBONICS CORP.
                    (Formerly PLR, Inc.)
                (A development stage company)
                       Balance Sheets
                      December 31, 1997

ASSETS                                      December 31,  December
                                            1997          31, 1996
CURRENT
Cash                                        $44,576       $-
Prepaid expense                             1,900         -
                                            46,476        -
CAPITAL ASSETS
Engineering costs-Phase I of Expandable     4,500         -
Graphite Project
OTHER ASSETS
Investment in a graphite processing joint   250,988       -
venture (Note 4)
Interest in mineral property (Note 5)       15,000        -
Organization costs                           -            71
                                            265,988       71
                                            $316,964      $71
LIABILITES

CURRENT
Accounts payable (Note 8(a))                $51,922       $800
Current portion of long-term debt (Note 6)  120,000       -
                                            171,922       800
LONG-TERM DEBT (Note 6)                     71,000        -
                                            242,922       800
COMMITMENTS AND CONTINGENCIES (Note 2 and
9)
STOCKHOLDER'S EQUITY
Preferred stock, $0.001 par value
Authorized 10,000,000 shares
None Outstanding
Common Stock, $.001 par value(note7)
Authorized 50,000,000 shares
Issued and outstanding (1997 -              6,795         2,100
6,795,000 common shares:
(1996-105,000 common shares)
Subscriptions received                      37,000        -
Additional paid-in capital                  71,205        900
Deficit accumulated during the development  (40,958)      (3,729)
stage
                                            74,042        (729)
                                            $316,964      $71

 ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
            ACCOUNTING AND FINANCIAL DISCLOSURES.

                            None

        ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.


                    FINANCIAL STATEMENTS

          Report  of  Independent Auditors, Kurt D. Saliger,
            C.P.A., dated November 10, 1997. And Deloitte  &
            Touche, dated December 31, 1997.

          Balance  Sheet  as  of  December  31,  1997,   and
            December 31, 1996.

          Statement of Operation for the years ended 1995, 1996, and 1997.

          Statement of Stockholders' Equity

          Statement of Cash Flows for the years ended 1995, 1996, and 1997.

          Notes to Financial Statements

     EXHIBITS


Exhibit 2:  (2.1)  Charter Renewal Certificate (PLR, Inc.)
            (2.2)  Amended and Restated Certificate of Incorporation
            (PLR, Inc.)
            (2.3) Articles of Merger
            (2.4) Merger Agreement
Exhibit 3:  (3.1) Articles of Incorporation (Integrated Carbonics
            Corp.)
            (3.2) By-Laws
Exhibit     (10.1)Underlying Agreements Between Registrant and Da-Jung
10:         Resource Corp.
            (10.2)Joint Venture Agreement
Exhibit     (99.1)News Releases
99:
            (99.2)Stock Option Plan


                         SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



               Integrated Carbonics Corporation


               /s/ James Dade Fawcett
               James Dade Fawcett, President

               /s/ Robert S. Tyson
               Robert S. Tyson, Secretary